Mail Stop 4561

January 8, 2010

Dana W. Kammersgard
Chief Executive Officer
Dot Hill Systems Corp.
2200 Faraday Avenue, Suite 100
Carlsbad, CA 92008

> **Re:** **Dot Hill Systems Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 10, 2009**
> **File No. 001-13317**

Dear Mr. Kammersgard:

    We have reviewed your response letter dated December 18, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 1, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation (Incorporated by Reference from the Definitive Proxy Statement filed on April 30, 2009)

Market Benchmarks and Other Considerations, page 38

1.   In response to prior comment 3, you state that the groups of companies in the Radford High Tech Total Compensation Executive Survey are readily determinable by cross-referencing the criteria outlined in the filing with the survey. We note, however, that investors may be unable to easily determine this information. In accordance with Item 402(b)(2)(xiv) of Regulation S-K, please confirm that you will disclose the component companies that you use to benchmark your executive compensation in future filings.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Jan Woo, Staff Attorney, at (202) 551-3453 if you have any questions regarding this comment. If you need further assistance, you may contact Mark P. Shuman at (202) 551-3462 or me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director